Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EDGAR

March 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan

Pam Howell

James Giugliano

Raj Rajan

Re:	Levi Strauss & Co.

Registration Statement on Form S-1

Filed February 13, 2019

File No. 333-229630

Ladies and Gentlemen:

On behalf of Levi Strauss & Co. (the “Company”), we are submitting this letter and the following information in response to a letter, dated February 27, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 13, 2019. We are also electronically transmitting for filing an amended version of the Registration Statement (the “Amended Registration Statement”). In addition, we are sending a copy of this letter and the Amended Registration Statement in typeset format, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s letter. For convenience, we have incorporated the Staff’s comments into this letter in italics. Page references in the text of this letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to them in the Amended Registration Statement.

Executive Compensation

Base Salary, page 124

1.	Please add the disclosure regarding the factors you consider in determining base salary that you indicated you would include in your December 6, 2018 response to prior comment 3.

Response: The Company has added the following disclosure on page 124 of the Amended Registration Statement regarding the factors it considers in determining base salary:

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 6, 2019

“In its review of the base salary for each executive, the compensation committee primarily focuses on market data for individuals in similar roles with comparable experience to ensure that the fixed component of compensation is competitive in the marketplace, but the committee does not benchmark to a specific percentile within that data. The compensation committee also takes into account the relative compensation within the executive group when setting base salaries. For fiscal year 2018, the compensation committee approved for the executive team an increase of approximately the average percentage salary increase budgeted for all U.S. employees. Mr. Ellison received an additional base salary adjustment to recognize continued strong financial performance for the Europe region and to position him appropriately relative to other region executives employed by us.”

Choice of Forum, page 166

2.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the disclosure on pages 39 and 166 of the Amended Registration Statement to clarify that the forum selection provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, applies only to the listed types of actions or proceedings under Delaware statutory or common law.

General

3.

We note that you have updated certain disclosures to November 25, 2018. Please update your disclosures to the most recent practicable date, as requested in our prior comment 2. We note, as examples, the shares outstanding on pages 11 and 167, management disclosure on page 112 and properties on page 110.

Response: The Company has updated the disclosure throughout the Amended Registration Statement, including on pages 110, 112 and 167, in response to the Staff’s comment. As discussed telephonically with the Staff, the Company has not modified the shares outstanding disclosure on page 11 of the Amended Registration Statement so that such disclosure remains consistent with the financial statements included in, and the comparable disclosure on pages 46 and 48 of, the Amended Registration Statement. The Company supplementally advises the Staff that the share figures disclosed on page 11 of the Amended Registration Statement have not changed materially between

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 6, 2019

November 25, 2018 and January 30, 2019, the most recent practicable date for which the Company has provided disclosure elsewhere in the Amended Registration Statement.

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Please contact me at (650) 843-5049 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

Cooley LLP

cc:	Charles V. Bergh, Levi Strauss & Co.

Harmit Singh, Levi Strauss & Co.

Seth R. Jaffe, Levi Strauss & Co.

David Jedrzejek, Levi Strauss & Co.

Jodie Bourdet, Cooley LLP

Siana Lowrey, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Sarah P. Payne, Sullivan & Cromwell LLP

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM